

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

Stephen Orr
Chief Executive Officer and Director
Sunshine Silver Mining & Refining Corporation
1660 Lincoln Street
Suite 2750
Denver, CO 80264

   Re: Sunshine Silver Mining & Refining Corporation
      Registration Statement on Form S-1
      Exhibit Nos. 10.9.1, 10.9.2 and 10.10.1
      Filed October 1, 2020
      File No. 333-249224

Dear Mr. Orr:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

        Sincerely,

        Division of Corporation Finance